SembCorp Industries

Co Regn No: 199802418D

RECEIVED

2007 AUG -8 A

Rule 12g3-2(b) File No. 825109

24 July 2007

07025830

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
AUG 13 2007
THOMSON
FINANCIAL

Encs

dlw 8/9

C:jesstan/MasnetAnn/SECltr

SembCorp Industries

Co Regn No: 199802418D

PRESS RELEASE

SEMBCORP EXPANDS INDUSTRIAL WASTEWATER TREATMENT CAPACITIES IN CHINA TO MEET INCREASING CUSTOMER DEMAND

July 24, 2007 – SembCorp Utilities, the wholly-owned subsidiary of SembCorp Industries, is pleased to announce that it will expand its industrial wastewater treatment capacities in Nanjing and Zhangjiagang in China to meet increasing customer demand. The expansions will amount to a combined investment cost of RMB 208.5 million (S$42.2 million).

With these expansions, SembCorp's combined industrial water capacity in operation and under construction, including industrial wastewater and water treatment, will total 277,500 cubic metres per day.

The Nanjing industrial wastewater treatment facility, which has an existing capacity of 12,500 cubic metres per day, will be expanded by 30,000 cubic metres per day at an estimated cost of RMB 110 million (S$22.3 million). In operation since July 2005, the facility is located in Nanjing Chemical Industrial Park (NCIP), the second chemical industrial park in China to be accorded the State Level Chemical Hub status. The expanded facility, expected to complete by early 2008, is built mainly to treat high salinity wastewater.

The Zhangjiagang industrial wastewater treatment facility, located in Zhangjiagang Free Trade Zone (FTZ) in the southeast of Jiangsu Province, will undergo an expansion of 15,000 cubic metres per day from its existing capacity of 20,000 cubic metres per day. Costing RMB 98.5 million (S$19.9 million), the expansion will treat high concentration wastewater without requiring pre-treatment of the wastewater by customers, a first in China. It is expected to complete by the third quarter of 2008.

Mr Tang Kin Fei, Group President and CEO of SembCorp Industries said, "SembCorp aims to be the leading provider of industrial utilities in China and we are excited to be scaling up our operations in Nanjing and Zhangjiagang. With more companies choosing to set up operations in NCIP and Zhangjiagang FTZ, the increased capacities will ensure that our facilities are able to meet customers' rising demand for wastewater treatment services. In particular, we believe that our capability to treat high concentration industrial wastewater plays a key role in meeting the requirements of international industrial companies on these sites as well as stringent environmental control standards."

Construction work for the Nanjing facility will begin immediately after the foundation laying ceremony, which will be officiated by Nanjing Vice Mayor, Mr Li Qi, on July 24. The ceremony follows the celebration of the construction completion of a 100,000 cubic metres per day industrial water treatment facility, located also in NCIP, on the same day. Construction work for the Zhangjiagang facility will also begin immediately after the ground-breaking ceremony, officiated by Deputy Director, Department of Science & Technology, Ministry of Construction, Mr Han Ai Xing, on July 25.

These investments do not have a material impact on the earnings per share and net tangible asset per share of SembCorp Industries for the financial year ending December 31, 2007.

- E N D -

Analysts and media, please contact:

NG Lay San
DID: +65 6723 3150
Email: laysan@sembcorp.com.sg

GOH Wan Cheng
DID: +65 6723 3153
Email: goh.wancheng@sembcorp.com.sg

Picture 1: Nanjing wastewater treatment facility



Picture 2: Zhangjiagang wastewater treatment facility



About SembCorp Utilities

SembCorp Utilities is a leading centralised utilities and energy provider, offering process industry MNCs a range of fully integrated industrial site services, including natural gas, power, steam, cooling water, high grade industrial water, wastewater treatment and chemical waste incineration. It is a wholly-owned subsidiary of SembCorp Industries, a leading utilities and marine group in Asia.

SembCorp Utilities has facilities serving chemical hubs in Singapore and the United Kingdom and its coverage expands to countries such as China, Vietnam and the United Arab Emirates. In China, the company is replicating its cogeneration and centralised utilities capabilities in major chemical industrial parks in Shanghai, Nanjing, Zhangjiagang and Tianjin.

About Nanjing Chemical Industrial Park

Nanjing Chemical Industrial Park (NCIP) is located in the north of the Nanjing Municipality (capital of Jiangsu Province), on the northern bank of Yangtze River. The total planned area of NCIP is 45 km^2, in which Yangtze Petrochemical Co and Yangtze-BASF Integrated Petrochemical Project occupy 10 km^2. NCIP was the second chemical industrial park in China to be accorded the State Level Chemical Hub status in January 2003. The development in NCIP focuses on the six following areas: petrochemical and natural gas derivatives, basic organic chemical feedstock, fine chemicals, polymers, life sciences and pharmaceuticals, and new chemical materials. In the next few years, NCIP will be the hot spot for major international chemical investments.

About Zhangjiagang Free Trade Zone

Zhangjiagang Free Trade Zone was established in October 1992 as the first batch of free trade zones approved by the Chinese State Council. The only FTZ in Jiangsu Province, it is also the only FTZ to be fully integrated with a port and the only FTZ that focuses on chemical logistics. The FTZ and its auxiliary park, Yangtze River International Chemical Industrial Park, span over 6 km^2. Since its establishment, the FTZ has established business relations with companies from more than 30 countries and regions, including the USA, Japan, France, Britain, Singapore and Australia, etc. Among its tenants are multinational chemical companies like Dow Chemical, Chevron-Phillips, DuPont, Dow Corning, Asahi Kasei and Mitsui Chemicals.

END